Exhibit 99.1

Yatsen Announces Fourth Quarter and Full Year 2021 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on March 10, 2022

GUANGZHOU, China, March 10, 2022 -- Yatsen Holding Limited (“Yatsen” or the “Company”) (NYSE: YSG), a leading Chinese beauty company, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter and Full Year 2021 Highlights

∎

Total net revenues for the fourth quarter of 2021 decreased by 22.1% to RMB1.53 billion (US$239.8 million) from RMB1.96 billion in the prior year period. Total net revenues for the full year of 2021 increased by 11.6% to RMB5.84 billion (US$916.4 million) from RMB5.23 billion in the prior year period.

∎	Gross margin for the fourth quarter of 2021 was 65.0% compared with 66.3% in the prior year period. Gross margin for the full year of 2021 was 66.8% compared with 64.3% in the prior year period.

∎

Gross sales[1] for the fourth quarter of 2021 decreased by 17.2% to RMB1.88 billion (US$295.0 million) from RMB2.27 billion in the prior year period. Gross sales for the full year of 2021 increased by 13.1% to RMB6.84 billion (US$1.07 billion) from RMB6.05 billion in the prior year period.

“The fourth quarter was a challenging quarter, marked by soft consumer demand and intense competition in the color cosmetics segment,” stated Mr. Jinfeng Huang, Founder, Chairman and Chief Executive Officer of Yatsen. “Despite the challenges, we increased our topline and gross margin on a full-year basis, driven by the significant growth of our skincare brands. We reaffirm our commitments to pursue brand-building, R&D investments and sustainable growth as the core pillars of our strategic transition in 2022.”

“We managed to achieve 11.6% growth in total net revenues for the full year 2021, despite recording a 22.1% decline in total net revenues over the fourth quarter,” commented Mr. Donghao Yang, Director and Chief Financial Officer of Yatsen. “Our full year gross margin increased by 2.5 percentage points to 66.8%, compared with 64.3% for the prior year, on the back of greater discipline in pricing and promotions. Looking forward, we will remain highly focused on improving operating margin, optimizing our cost structure and investing in branding and R&D to ensure our long-term success. With a cash balance of approximately RMB3.1 billion at the start of the year of 2022, we have sufficient liquidity and flexibility to pursue our strategic goals.”

Fourth Quarter 2021 Financial Results

Net Revenues

Total net revenues for the fourth quarter of 2021 decreased by 22.1% to RMB1.53 billion (US$239.8 million) from RMB1.96 billion in the prior year period. The decrease was primarily attributable to the decrease in sales from our color cosmetics brands, partially offset by the increase in sales from our skincare brands.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2021 decreased by 23.7% to RMB993.0 million (US$155.8 million) from RMB1.30 billion in the prior year period. Gross margin for the fourth quarter of 2021 decreased to 65.0% from 66.3% in the prior year period. The decrease was primarily attributable to an inventory provision that

[1]

Gross sales refer to the total value of all orders for products and services placed and shipped, regardless of whether the goods are returned. Calculation of gross sales includes shipping charges paid by customers to the Company.

was charged at the end of the quarter, partially offset by (i) increased sales from our higher-gross margin products, and (ii) enhanced discipline in pricing, discounts and promotions.

Operating Expenses

Total operating expenses for the fourth quarter of 2021 decreased by 47.3% to RMB1.49 billion (US$234.6 million) from RMB2.83 billion in the prior year period. As a percentage of total net revenues, total operating expenses for the fourth quarter of 2021 were 97.8%, as compared with 144.5% in the prior year period.

∎

Fulfillment Expenses. Fulfillment expenses for the fourth quarter of 2021 were RMB123.1 million (US$19.3 million), as compared with RMB144.7 million in the prior year period. As a percentage of total net revenues, fulfillment expenses for the fourth quarter of 2021 increased to 8.1% from 7.4% in the prior year period. The increase was primarily attributable to the lower customer service cost efficiency resulting from a lower level of revenue.

∎

Selling and Marketing Expenses. Selling and marketing expenses for the fourth quarter of 2021 were RMB1.08 billion (US$169.4 million), as compared with RMB1.38 billion in the prior year period. As a percentage of total net revenues, selling and marketing expenses for the fourth quarter of 2021 increased to 70.7% from 70.3% in the prior year period. The increase was primarily attributable to the expenses related to offline stores optimization and an increase in branding expenses, partially offset by a decrease in online traffic expenses.

∎

General and Administrative Expenses. General and administrative expenses for the fourth quarter of 2021 were RMB248.7 million (US$39.0 million), as compared with RMB1.29 billion in the prior year period. As a percentage of total net revenues, general and administrative expenses for the fourth quarter of 2021 decreased to 16.3% from 65.6% in the prior year period. The decrease was primarily attributable to a decrease in share-based compensation expenses compared with the prior year period, when a large share-based compensation expense triggered by the IPO was recognized for U.S.-GAAP reporting purposes.

∎

Research and Development Expenses. Research and development expenses for the fourth quarter of 2021 were RMB43.3 million (US$6.8 million), as compared with RMB25.6 million in the prior year period. As a percentage of total net revenues, research and development expenses for the fourth quarter of 2021 increased to 2.8% from 1.3% in the prior year period. The increase was primarily attributable to the increases in personnel costs, raw materials, equipment, and share-based compensation expenses.

Loss from Operations

Loss from operations for the fourth quarter of 2021 decreased by 67.3% to RMB501.8 million (US$78.7 million) from RMB1.53 billion in the prior year period. Operating loss margin was 32.8%, as compared with 78.2% in the prior year period.

Non-GAAP loss from operations2 for the fourth quarter of 2021 increased by 25.3% to RMB360.9 million (US$56.6 million) from RMB288.0 million in the prior year period. Non-GAAP operating loss margin was 23.6%, as compared with 14.7% in the prior year period.

[2]

Non-GAAP loss from operations is a non-GAAP financial measure. Effective from the first quarter of 2021, non-GAAP loss from operations is defined as loss from operations excluding share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions, and non-GAAP loss from operations for the prior year period presented in this document is also calculated in the same manner.

Net Loss

Net loss for the fourth quarter of 2021 decreased by 69.0% to RMB475.1 million (US$74.6 million) from RMB1.53 billion in the prior year period. Net loss margin was 31.1%, as compared with 78.1% in the prior year period. Net loss attributable to Yatsen’s ordinary shareholders per diluted ADS3 for the fourth quarter of 2021 was RMB0.75 (US$0.12), as compared with RMB4.04 in the prior year period.

Non-GAAP net loss4 for the fourth quarter of 2021 increased by 17.8% to RMB336.3 million (US$52.8 million) from RMB285.4 million in the prior year period. Non-GAAP net loss margin was 22.0%, as compared with 14.5% in the prior year period. Non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS5 for the fourth quarter of 2021 was RMB0.53 (US$0.08), as compared with RMB0.72 in the prior year period.

Full Year 2021 Financial Results

Total net revenues for the full year of 2021 increased by 11.6% to RMB5.84 billion (US$916.4 million) from RMB5.23 billion in the prior year, primarily attributable to the increase in sales from our newly acquired and launched skincare brands, partially offset by a slight decline in sales from color cosmetics brands.

Gross profit for the full year of 2021 increased by 15.9% to RMB3.90 billion (US$611.8 million) from RMB3.36 billion in the prior year. Gross margin for the full year of 2021 was 66.8% compared with 64.3% in the prior year. The increase was primarily attributable to (i) increased sales from our higher-gross margin products, and (ii) enhanced discipline in pricing, discounts and promotions.

Loss from operations for the full year of 2021 was RMB1.62 billion (US$254.9 million), as compared with loss from operations of RMB2.68 billion in the prior year.

Non-GAAP loss from operations for the full year of 2021 was RMB1.05 billion (US$165.1 million), as compared with non-GAAP loss from operations of RMB779.5 million in the prior year.

Net loss for the full year of 2021 was RMB1.55 billion (US$242.8 million), as compared with net loss of RMB2.69 billion in the prior year. Net loss attributable to Yatsen’s ordinary shareholders per diluted ADS for the full year of 2021 was RMB2.44 (US$0.38), as compared with RMB19.12 in the prior year.

Non-GAAP net loss for the full year of 2021 was RMB981.8 million (US$154.1 million), as compared with non-GAAP net loss of RMB785.4 million in the prior year. Non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS for the full year of 2021 was RMB1.55 (US$0.24), as compared with RMB3.77 in the prior year.

[3]	ADS refers to the American depositary shares, each of which represents four Class A ordinary shares.
[4]

Non-GAAP net loss is a non-GAAP financial measure. Effective from the first quarter of 2021, the non-GAAP net loss is defined as net loss excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) tax effects on non-GAAP adjustments, and non-GAAP net loss for the prior year period presented in this document is also calculated in the same manner.

[5]

Non-GAAP net loss attributable to ordinary shareholders per diluted ADS is a non-GAAP financial measure. Effective from the first quarter of 2021, non-GAAP net loss attributable to ordinary shareholders per diluted ADS is defined as non-GAAP net loss attributable to ordinary shareholders, divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS, and non-GAAP net loss attributable to ordinary shareholders per diluted ADS for the prior year period presented in this document is also calculated in the same manner. Effective from the first quarter of 2021, non-GAAP net loss attributable to ordinary shareholders is defined as net loss attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) tax effects on non-GAAP adjustments, (iv) accretion to preferred shares, and (v) deemed dividends to preferred shareholders due to modification of preferred shares, and non-GAAP net loss attributable to ordinary shareholders for the prior year period presented in this document is also calculated in the same manner.

Balance Sheet and Cash Flow

As of December 31, 2021, the Company had cash and cash equivalents and restricted cash of RMB3.14 billion (US$492.4 million), as compared with RMB5.73 billion as of December 31, 2020.

For the quarter ended December 31, 2021, net cash used in operating activities was RMB250.0 million (US$39.2 million). For the full year ended December 31, 2021, net cash used in operating activities was RMB1.02 billion (US$160.1 million).

Business Outlook

For the first quarter of 2022, the Company expects its total net revenues to be between RMB866.7 million and RMB938.9 million, representing a year-over-year decline of approximately 35% to 40%, primarily due to (i) high base of comparison to the prior year period which resulted from release of the pent-up demand due to the COVID-19 recovery, (ii) the softer-than-expected industry-wide color cosmetics sales, and (iii) continued focus on operating margin improvement and limits on discounts. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB6.3726 to US$1.00, the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call Information

The Company’s management will hold a conference call on Thursday, March 10, 2022 at 7:30 A.M. U.S. Eastern Time or 8:30 P.M. Beijing Time to discuss its financial results and operating performance for the fourth quarter and full year 2021.

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	6529026

The replay will be accessible through March 17, 2022 by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Conference ID:	6529026

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.yatsenglobal.com/.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leading player in China’s beauty market with a mission to create an exciting new journey of beauty discovery for consumers in China and around the world. Founded in 2016, the Company has launched and acquired multiple color cosmetics and skincare brands including Perfect Diary, Little Ondine, Abby’s Choice, Galénic, DR.WU (its mainland China business), Eve Lom and Pink Bear. The Company’s flagship brand, Perfect Diary, is one of the top color cosmetics brands in China in terms of online retail sales value. Leveraging its digitally native direct-to-customer business model, the Company has built core capabilities which enable it to launch and scale multiple brands quickly while offering a wide selection of products to a growing variety of customers. The Company reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China.

For more information, please visit http://ir.yatsenglobal.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS, each a non-GAAP financial measure, in reviewing and assessing its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the management to evaluate operating performance and formulate business plans. Non-GAAP financial measures help identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions. The Company defines non-GAAP net income (loss) as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) tax effects on non-GAAP adjustments. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) tax effects on non-GAAP adjustments, (iv) accretion to preferred shares, and (v) deemed dividends to preferred shareholders due to modification of preferred shares. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is computed using non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

However, the non-GAAP financial measures have limitations as analytical tools as the non-GAAP financial measures are not presented in accordance with U.S. GAAP and may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Yatsen’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, outlook and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which include but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to continue to roll out popular products and maintain popularity of existing products; its ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; its ability to integrate newly-acquired businesses and brands; trends and competition in and relevant government policies and regulations relating to China’s beauty market; changes in its revenues and certain cost or expense items; and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: yatsen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: yatsen@thepiacentegroup.com

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB'000	RMB'000	USD'000

Assets
Current assets
Cash and cash equivalents	5,727,029	3,138,008	492,422
Restricted cash	6,363	-	-
Accounts receivable	419,317	355,837	55,839
Inventories, net	616,808	695,761	109,180
Prepayments and other current assets	304,641	366,191	57,463
Amounts due from related parties	14,370	60	9
Total current assets	7,088,528	4,555,857	714,913
Non-current assets
Investments	34,862	350,380	54,982
Property and equipment, net	285,297	245,314	38,495
Goodwill	20,596	869,421	136,431
Intangible assets, net	189,090	745,851	117,040
Deferred tax assets	597	2,000	314
Right-of-use assets, net	536,710	422,966	66,373
Other non-current assets	152,058	80,220	12,588
Total non-current assets	1,219,210	2,716,152	426,223
Total assets	8,307,738	7,272,009	1,141,136
Liabilities, mezzanine equity and shareholders' equity (deficit)
Current liabilities
Accounts payable	466,705	240,815	37,789
Advances from customers	6,228	20,680	3,245
Accrued expenses and other liabilities	411,944	370,531	58,142
Amounts due to related parties	11,814	13,967	2,192
Income tax payables	18,686	16,747	2,628
Lease liabilities due within one year	215,300	214,843	33,714
Total current liabilities	1,130,677	877,583	137,710
Non-current liabilities
Deferred tax liabilities	1,557	124,450	19,529
Deferred income-non current	-	56,180	8,816
Lease liabilities	311,910	206,303	32,373
Total non-current liabilities	313,467	386,933	60,718
Total liabilities	1,444,144	1,264,516	198,428
Redeemable non-controlling interests	-	338,587	53,132
Shareholders’ equity (deficit)

Ordinary Shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated; 1,736,321,157 Class A shares and 960,852,606 Class B ordinary shares issued; 1,586,957,585 Class A ordinary shares and 939,496,191 Class B ordinary shares outstanding as of December 31, 2020; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated; 1,938,303,919 Class A shares and 758,869,844 Class B ordinary shares issued; 1,789,239,887 Class A ordinary shares and 737,513,429 Class B ordinary shares outstanding as of and December 31, 2021)

	173	173	27
Treasury shares	(12)	(22,330)	(3,504)
Additional paid-in capital	11,165,697	11,697,942	1,835,662
Statutory reserve	20,051	21,352	3,351
Accumulated deficit	(4,240,134)	(5,782,169)	(907,348)
Accumulated other comprehensive income (loss)	(97,265)	(255,780)	(40,137)
Total Yatsen Holding Limited shareholders' (deficit) equity	6,848,510	5,659,188	888,051
Non-controlling interests	15,084	9,718	1,525
Total shareholders' (deficit) equity	6,863,594	5,668,906	889,576
Total liabilities, redeemable non-controlling interests and shareholders’ equity (deficit)	8,307,738	7,272,009	1,141,136

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2020	2021	2021	2020	2021	2021
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Total net revenues	1,961,598	1,527,903	239,761	5,233,170	5,839,973	916,419
Total cost of revenues	(660,588)	(534,881)	(83,935)	(1,869,145)	(1,941,177)	(304,613)
Gross profit	1,301,010	993,022	155,826	3,364,025	3,898,796	611,806
Operating expenses:
Fulfillment expenses	(144,715)	(123,054)	(19,310)	(425,052)	(434,018)	(68,107)
Selling and marketing expenses	(1,378,407)	(1,079,724)	(169,432)	(3,412,159)	(4,005,589)	(628,564)
General and administrative expenses	(1,286,130)	(248,706)	(39,027)	(2,142,973)	(941,347)	(147,718)
Research and development expenses	(25,610)	(43,314)	(6,797)	(66,512)	(142,086)	(22,296)
Total operating expenses	(2,834,862)	(1,494,798)	(234,566)	(6,046,696)	(5,523,040)	(866,685)
Income (loss) from operations	(1,533,852)	(501,776)	(78,740)	(2,682,671)	(1,624,244)	(254,879)
Financial income	5,292	10,877	1,707	14,313	45,658	7,165
Foreign currency exchange income (losses)	(2,038)	6,178	969	(2,774)	(1,751)	(275)
Income (loss) from equity method investments, net	(170)	(1,127)	(177)	(293)	5,978	938
Impairment loss of investments	-	(1,375)	(216)	-	(1,375)	(216)
Other non-operating income (expenses)	(2,089)	13,537	2,124	(10,020)	27,775	4,359
Income (loss) before income tax expenses	(1,532,857)	(473,686)	(74,333)	(2,681,445)	(1,547,959)	(242,908)
Income tax (expense) benefit	1,653	(1,391)	(218)	(6,970)	921	145
Net income (loss)	(1,531,204)	(475,077)	(74,551)	(2,688,415)	(1,547,038)	(242,763)
Net loss attributable to non-controlling interests and redeemable non-controlling interests	608	1,881	295	608	6,304	989
Net income (loss) attributable to Yatsen's shareholders	(1,530,596)	(473,196)	(74,256)	(2,687,807)	(1,540,734)	(241,774)
Accretion to preferred shares	(65,304)	-	-	(242,209)	-	-
Deemed dividends to preferred shareholders due to modification of preferred shares	-	-	-	(1,054,220)	-	-
Net income (loss) attributable to ordinary shareholders of Yatsen	(1,595,900)	(473,196)	(74,256)	(3,984,236)	(1,540,734)	(241,774)
Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	1,579,586,407	2,527,959,105	2,527,959,105	833,714,126	2,526,833,201	2,526,833,201
—Diluted	1,579,586,407	2,527,959,105	2,527,959,105	833,714,126	2,526,833,201	2,526,833,201
Net income (loss) per Class A and Class B ordinary share
Net income (loss) attributable to Yatsen's ordinary shareholders——Basic	(1.01)	(0.19)	(0.03)	(4.78)	(0.61)	(0.10)
Net income (loss) attributable to Yatsen's ordinary shareholders——Diluted	(1.01)	(0.19)	(0.03)	(4.78)	(0.61)	(0.10)
Net income (loss) per ADS (4 ordinary shares equal to 1 ADS)
Net income (loss) attributable to Yatsen's ordinary shareholders——Basic	(4.04)	(0.75)	(0.12)	(19.12)	(2.44)	(0.38)
Net income (loss) attributable to Yatsen's ordinary shareholders——Diluted	(4.04)	(0.75)	(0.12)	(19.12)	(2.44)	(0.38)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2020	2021	2021	2020	2021	2021
Share-based compensation expenses are included in the operating expenses as follows:	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Fulfillment expenses	2,947	2,073	325	2,947	13,122	2,059
Selling and marketing expenses	54,332	20,640	3,239	54,332	80,558	12,641
General and administrative expenses	1,184,585	103,845	16,296	1,841,409	418,823	65,722
Research and development expenses	1,900	4,441	697	1,900	17,937	2,815
Total	1,243,764	130,999	20,557	1,900,588	530,440	83,237

(1) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to twenty votes on all matters that are subject to shareholder vote.

YATSEN HOLDING LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2020	2021	2021	2020	2021	2021
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Income (loss) from operations	(1,533,852)	(501,776)	(78,740)	(2,682,671)	(1,624,244)	(254,879)
Share-based compensation expenses	1,243,764	130,999	20,557	1,900,588	530,440	83,237
Amortization of intangible assets resulting from assets and business acquisitions	2,075	9,925	1,557	2,630	41,573	6,524
Non-GAAP income (loss) from operations	(288,013)	(360,852)	(56,626)	(779,453)	(1,052,231)	(165,118)

Net income (loss)	(1,531,204)	(475,077)	(74,551)	(2,688,415)	(1,547,038)	(242,763)
Share-based compensation expenses	1,243,764	130,999	20,557	1,900,588	530,440	83,237
Amortization of intangible assets resulting from assets and business acquisitions	2,075	9,925	1,557	2,630	41,573	6,524
Tax effects on non-GAAP adjustments	(46)	(2,102)	(330)	(185)	(6,749)	(1,059)
Non-GAAP net income (loss)	(285,411)	(336,255)	(52,767)	(785,382)	(981,774)	(154,061)

Net income (loss) attributable to ordinary shareholders of Yatsen	(1,595,900)	(473,196)	(74,256)	(3,984,236)	(1,540,734)	(241,774)
Share-based compensation expenses	1,243,764	130,999	20,557	1,900,588	530,440	83,237
Amortization of intangible assets resulting from assets and business acquisitions	1,886	9,670	1,517	2,441	40,493	6,354
Tax effects on non-GAAP adjustments	(46)	(2,102)	(330)	(185)	(6,749)	(1,059)
Accretion to preferred shares	65,304	-	-	242,209	-	-
Deemed dividends to preferred shareholders due to modification of preferred shares	-	-	-	1,054,220	-	-
Non-GAAP net income (loss) attributable to ordinary shareholders of Yatsen	(284,992)	(334,629)	(52,512)	(784,963)	(976,550)	(153,242)

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	1,579,586,407	2,527,959,105	2,527,959,105	833,714,126	2,526,833,201	2,526,833,201
—Diluted	1,579,586,407	2,527,959,105	2,527,959,105	833,714,126	2,526,833,201	2,526,833,201
Non-GAAP net income (loss) attributable to ordinary shareholders per Class A and Class B ordinary share
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders——Basic	(0.18)	(0.13)	(0.02)	(0.94)	(0.39)	(0.06)
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders——Diluted	(0.18)	(0.13)	(0.02)	(0.94)	(0.39)	(0.06)
Non-GAAP net income (loss) attributable to ordinary shareholders per ADS (4 ordinary shares equal to 1 ADS)
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders—Basic	(0.72)	(0.53)	(0.08)	(3.77)	(1.55)	(0.24)
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders—Diluted	(0.72)	(0.53)	(0.08)	(3.77)	(1.55)	(0.24)